Mail Stop 3561
							February 2, 2006


Mr. Michael W. Kramer
Senior Vice President and Chief Financial Officer
Abercrombie & Fitch Co.
6301 Fitch Path
New Albany, OH 43054

		RE:	Abercrombie & Fitch Co.
			Form 10-K for Fiscal Year Ended January 29, 2005
			Filed April 14, 2005
			Form 10-Q for Quarterly Period Ended April 30, 2005 Form 10-Q for Quarterly Period Ended July 30, 2005 Form 10-Q for Quarterly Period Ended October 29,
2005
			File No. 001-12107

Dear Mr. Kramer:

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for Fiscal Year Ended January 29, 2005

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 24

Contractual Obligations, page 39

1. In future filings please include a note to the contractual commitments table to specify that the operating lease obligations figure does not include common area maintenance, insurance and tax payments to which the company is obligated. If you believe that such costs are not material to an understanding of your contractual commitments, please tell us why. If material, provide a context for the reader to understand the impact of such costs on your total operating lease obligations. See Item 303(a)(5) of Regulation S-K.

Critical Accounting Policies and Estimates, page 41

2. Please consider revising this section in future filings to discuss the judgments and assumptions involved in your calculation of stock based compensation expense under SFAS 123 and to discuss the sensitivity of the calculated compensation expense to changes in your assumptions. We believe that the significant fluctuations in your volatility assumption year over year should be discussed herein. We note that such discussion will become even more important upon adoption of SFAS 123R. Please show us how your revised disclosure would read for the historical periods presented and for subsequent interim periods, as we are interested to understand why your volatility assumption has been steadily decreasing each period, given the continued, and even increased volatility in your stock price in recent periods.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Income, page 45

3. If, as we assume, the gross income subtotal represents your gross profit for each period presented, please consider revising the subtotal caption in future filings to remove the possible perception of this being a non-GAAP measure. Please also revise any similar caption throughout the filing.




Consolidated Statements of Shareholders` Equity, page 47

4. In future filings please revise to separately disclose all individually material changes to each component of equity. See Rule
3-04 of Regulation S-X. Your current presentation where you aggregate exercises of stock options, issuances of restricted stock, amortization of compensation expense related to restricted stock,
and
other equity transactions, is not sufficient in this regard. Moreover, please revise both your balance sheets and statements of shareholders` equity to show deferred compensation cost associated with restricted stock awards as an offset of stockholders` equity, rather than netting the deferred compensation balance with paid-in
capital.   Please show us how the revised statements of
shareholders`
equity will look.

Notes to Consolidated Financial Statements, page 49

5. We understand that you have four operating segments:
Abercrombie &
Fitch, Abercrombie, Hollister and RUEHL and that you aggregate the operating segments into one reportable segment based on the aggregation criteria in SFAS 131. Please tell us in detail how your operating segments meet each of the aggregation criteria listed in paragraph 17 of SFAS 131. We are particularly interested to understand how you determined that the class of customer is the same for each of these types of stores and that each of the store formats achieves similar economic results. Please provide along with your response a summary of revenues and gross profit by operating segment for each of the last five years.

Note 2. Summary of Significant Accounting Policies, page 49

Store Supplies, page 50

6. In future filings please disclose the useful lives assigned to store supplies and tell us how these useful lives were determined. In light of your response to this question, ensure we understand why store supplies are classified as a current asset on your balance sheets. Additionally, please tell us why you believe it is appropriate under GAAP to capitalize the initial inventory of supplies for a new store, when it appears that subsequent acquisitions of store supplies are expensed as incurred. Please ensure you reference in your response the applicable authoritative literature on which you relied in determining your accounting.




Revenue Recognition, page 51

7. You disclose that you review your gift card liability at least annually and "adjust the gift card liability based on historical patterns as required." Please explain to us in detail and disclose in future filings your methodology for adjusting your gift card liability for anything other than gift card redemptions. To the extent you record in income an estimated value for gift cards that will not be redeemed, please tell us and disclose in future filings the following:
o The basis for your accounting;
o Whether you are required by law to escheat the value of unredeemed gift cards to the states in which you operate after a certain time period;
o The timing of recording such income, and how you determine the amount taken into income each period;
o The line item on the statements of income that includes income related to unredeemed gift cards, and the amount of such income recorded in each period presented.
It may help facilitate our understanding if you provide us example journal entries which illustrate your adjustments to the gift card liability. Finally, please tell us and disclose in future filings why a portion of your liability for unredeemed gift cards is classified as a long-term liability. Also disclose in future filings the amount of unredeemed gift card liability recorded as long-term.
We may have further comment.

Form 10-Q for Period Ended April 30, 2005

Part I. Financial Statements

Notes to Condensed Consolidated Financial Statements, page 6

Note 1. Basis of Presentation

8. We noted significant balance sheet reclassifications when comparing your January 29, 2005 balance sheet as presented in your fiscal 2004 Form 10-K to your January 29, 2005 balance sheet as presented in your Form 10-Q for the period ended April 30, 2005. You disclose that "certain amounts have been reclassified to conform with current year presentation." In your upcoming fiscal 2005 Form 10-K, please disclose the nature and amount of any material reclassifications from your fiscal 2004 Form 10-K.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823.
Any other questions may be directed to me at (202) 551-3843.

								Sincerely,



								George F. Ohsiek, Jr.
								Branch Chief

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Mr. Michael W. Kramer
Abercrombie & Fitch Co.
February 2, 2006
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